EXHIBIT 99.1

FARO TECHNOLOGIES INC. PROPERTIES

No.	Location	Sq. Ft.	Owned/Leased	Purposes
1	125 Technology Park, Lake Mary, Florida	35,000	Leased	Headquarters, manufacturing, research and development, service
2	525 Technology Park, Lake Mary, Florida	8,200	Leased	Sales and marketing
3	222 Gale Lane, Kennett Square, Pennsylvania	20,800	Leased	Manufacturing, research and development, service
4	Ingersheimer Str.12, D-70499 Stuttgart-Weilmdorf, Germany	19,500	Leased	European headquarters, sales, research and development, service
5	Wiesengasse 20 CH-8222 Beringen Switzerland	15,930	Leased	Manufacturing
6	1401 Wakabadai Meito-ku, Nagoya, Aichi 465-0015, Japan	5,200	Leased	Sales, service
7	798 Zhaojiabang Road, Shanghai, China	11,500	Leased	Sales, service